Coca-Cola Plaza

Atlanta, Georgia

April 20, 2011

Kathy N. Waller

Vice President and Controller

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Health Care Services

Re:	SEC Staff Comment Letter dated April 14, 2011 (File No. 001-02217)

Dear Ms. Jenkins:

This is to confirm our telephone conversation with Nasreen Mohammed earlier today in which we respectfully requested, and we were advised that the SEC Staff would grant us, an extension of the time to respond to the SEC Staff’s comments contained in the above-referenced letter to May 13, 2011.

We greatly appreciate the Staff’s willingness to accommodate our extension request.

Please do not hesitate to contact me at 404-676-6396 or Mark Randazza at 404-676-5859 if you have any questions regarding this letter.

Sincerely,

/S/ KATHY N. WALLER Kathy N. Waller
Vice President and Controller

cc:	Mr. Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Mr. Gary Fayard, Executive Vice President and Chief Financial Officer
Mr. Mark Randazza, Assistant Controller